CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS

We consent to the inclusion in this annual report on Form 40-F of (i) our report dated November 25, 2003, with respect to the Consolidated Balance Sheets of Bank of Montreal as at October 31, 2003 and 2002 and the Consolidated Statements of Income, Changes in Shareholders’ Equity and Cash Flow for each of the years in the three-year period ended October 31, 2003, and (ii) our Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences, dated November 25, 2003.

Chartered Accountants	Chartered Accountants

Toronto, Canada
November 25, 2003

PricewaterhouseCoopers LLP and KPMG LLP act as joint auditors to the Bank of Montreal. PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity. KPMG LLP, a Canadian owned limited liability partnership established under the laws of Ontario, is the Canadian member firm of KPMG International, a Swiss nonoperating association.